Exhibit 12.1
MSW ENERGY HOLDINGS LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Nine	For the Period From	For the Period From
	Months Ended	June 25 through	January 1 through
	September 30, 2006	September 30, 2005	June 24, 2005
EARNINGS:
Pre-tax income (loss) from continuing operations before minority interests	$67,195	$34,967	$(2,901)
Add:
Fixed charges	40,786	17,280	31,517

Earnings, as adjusted	$107,981	$52,247	$28,616

FIXED CHARGES:
Interest expense	$40,786	$17,280	$31,517

Fixed charges	$40,786	$17,280	$31,517

RATIO OF EARNINGS TO FIXED CHARGES:	2.65x	3.02x	0.91x

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